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MACKELLAR

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

Management’s Discussion and Analysis
March 19, 2025
The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF") and our report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act) are available on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.ca, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

Management's Discussion and Analysis December 31, 2024	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2024	2023(iv)	Change
Revenue	$1,165,787	$964,680	$201,107
Total combined revenue(i)	1,415,329	1,281,088	134,241

Gross profit	210,048	154,833	55,215
Gross profit margin(i)	18.0%	16.1%	1.9%

Combined gross profit(i)	259,503	204,471	55,032
Combined gross profit margin(i)(ii)	18.3%	16.0%	2.3%

Operating income	153,330	96,330	57,000

Adjusted EBITDA(i)	390,258	296,963	93,295
Adjusted EBITDA margin(i)(iii)	27.6%	23.2%	4.4%

Net income	44,085	63,141	(19,056)
Adjusted net earnings(i)	99,794	75,228	24,566

Cash provided by operating activities	217,607	278,090	(60,483)
Cash provided by operating activities prior to change in working capital(i)	282,150	227,456	54,694

Free cash flow(i)	17,963	98,240	(80,277)

Purchase of PPE	280,144	202,809	77,335
Sustaining capital additions(i)	166,025	168,586	(2,561)
Growth capital additions(i)	84,633	40,416	44,217

Basic net income per share	$1.65	$2.38	$(0.73)
Adjusted EPS(i)	$3.73	$2.83	$0.90
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue of $1,165.8 million represents a $201.1 million (or 21%) increase for the full year of 2024, compared to 2023, as a result of the acquisition of the MacKellar Group ("MacKellar") which occurred on October 1, 2023. Combined revenue of $1,415.3 million represents a $134.2 million (or 10%) increase for the full year of 2024, compared to 2023.
Included within the Heavy Equipment - Australia segment, MacKellar generated a full year of revenue in 2024 totaling $561.9 million, compared to one quarter of revenue in 2023, which generated $122.5 million, and resulted in a year-over-year positive variance of $439.4 million. These positive variances in Australia were offset by reductions in the Canadian heavy equipment business ($211.6 million or 28%).
Since acquisition and throughout 2024, MacKellar continued its growth trend with the fourth quarter of 2024 being its highest revenue quarter and over 6% higher than the previous high in the third quarter despite significant rainfall in December. Consistent commissioning of incremental equipment from both growth capital as well as equipment received from Canada allowed for this positive trend line. In particular, the incremental scopes awarded in August 2024 by a metallurgical coal producer in Queensland as part of a five-year contract extension bolstered revenue in late 2024. Equipment utilization was remarkably stable during the year, averaging 83% and peaking in Q3 at 84%, while only slightly impacted by the rainy seasons experienced at the beginning and end of the year.
Revenue within Heavy Equipment - Canada experienced an approximate 28% year-over-year step-down in 2024 as heavy equipment scopes in the oil sands region were significantly reduced at the Fort Hills and Syncrude mines. Offsetting these decreases was the equipment mobilized to the Millennium and Kearl mines which experienced year-over-year increases of 30% and 20%, respectively. Due to the overall scope decreases in the oil sands region, the correlated equipment utilization averaged approximately 51% for the full year. Fourth quarter performance of 54% reflected a modest increase from 2024 Q3 of 51% but generated a more noticeable 7% increase in revenue. Of note, reported revenue in Heavy Equipment - Canada was reduced $8.9 million in the fourth quarter from the extinguishment of a customer claim as part of a four-year $500 million contract extension executed in December 2024.

Management's Discussion and Analysis December 31, 2024	M-2	North American Construction Group Ltd.

Combined revenue of $1,415.3 million in 2024 represents a $134.2 million (or 10%) year-over-year increase. Our share of revenue generated in 2024 by joint ventures and affiliates was $249.5 million, compared to $316.4 million in 2023 (a decrease of $66.9 million or 21%). The Nuna Group of Companies ("Nuna") posted a year-over-year decrease of $108.7 million due to the project completion in early 2023 Q3 at a gold mine in northern Ontario. Offsetting this decrease, the Fargo Moorhead project posted a $35.2 million increase as a second year of full scale operations was completed and generated $152.8 million in 2024, compared to $117.5 million in 2023. The project progressed past the 60% completion mark with over 20% being completed in the second half of 2024. The Mikisew North American Limited Partnership ("MNALP") posted similar annual results when comparing to 2023 as increases in direct equipment ownership offset decreases in subcontract revenue.
Adjusted EBITDA of $390.3 million represents a 31% increase from the prior year result of $297.0 million which is higher than the 10% combined revenue increase as margin of 27.6% was significantly improved from the prior year margin of 23.2%. The acquisition of MacKellar on October 1, 2023, provided a transformative change in margin profile as the trailing twelve-month adjusted EBITDA margin at that time was 23.6% with the margin achieved since being 27.6%, an increase in margin of 4.0% (or a relative 17% increase). The heavy equipment fleet in Australia was highly utilized throughout the year with additional fleet providing strong incremental margin with the rainy season slightly impacting Q1 and Q4 results. The Canadian fleet experienced in a 30% step-down in demand in the second quarter but operated the fleet and managed costs effectively throughout the year.
Gross profit and margin for the year were $210.0 million and 18.0%, respectively, up from $154.8 million and 16.1% in the previous year. Certain one-time items impacted gross profit margin reported for the year being i) transportation, shipping and integration costs incurred in Australia ($10.1 million), ii) the extinguishment of an oil sands customer claim to secure a four-year contract ($8.9 million) and iii) a write-down of assets held for sale in Canada ($4.2 million). Consistent with the compilation of the adjusted EBITDA margin and when excluding these items, gross profit margin for the year was 20.0%, up 3.9% from the full year of 2023.
For the reportable segments, Heavy Equipment - Australia reported a gross margin of 22.2% in 2024, however, when excluding the item mentioned above, achieved a margin of 23.9% for the year compared to 25.6% in 2023 which was primarily generated in the fourth quarter. Heavy Equipment - Canada reported a gross margin of 12.3%, however, when excluding the items mentioned above, achieved a margin of 14.7% which compares favourably to the full year margin of 13.7% in 2023.
Depreciation expense for the year was $166.7 million, or 14.3% of revenue, an increase from the prior year expense of $131.3 million but relatively consistent with the revenue rate of 13.6%. General and administrative expenses (excluding stock-based compensation) were $47.2 million, or 4.1% of revenue, an increase from the prior year expense of $41.0 million, but also relatively consistent with the revenue rate of 4.3%. As mentioned, both of these expense ratios in 2024 were consistent with the prior year, with the aforementioned EBITDA margin improvements being derived from improved operational performance.
Net interest expense was $59.3 million for the year, including approximately $3.0 million of non-cash interest, compared to $36.9 million and $1.6 million, respectively, in the previous year on both higher net debt balances in 2024 and slightly higher interest rates. Our average cash cost of debt for the year was 8.1%, compared to 7.5% in the prior year. Adjusted EPS of $3.73 on adjusted net earnings of $99.8 million is 32% up from the prior year figure of $2.83 and is consistent with the 31% increase of adjusted EBITDA as depreciation, tax, and interest rates generally tracked consistently with the prior year. Weighted-average common shares outstanding were steady during 2024 and 2023 being 26.8 million and 26.6 million, respectively. Shares purchased and cancelled in the fourth quarter of 2024 offset issuances related to stock-based compensation and convertible debenture redemption.
Free cash flow of $18.0 million is the culmination of adjusted EBITDA of $390.3 million, mentioned above, less sustaining capital additions of $166.0 million, cash interest paid during the year of $64.5 million and current income tax benefit of $3.3 million. Sustaining capital additions for the year of $166.0 million (or 14.2% of revenue) were consistent with the expectation of the capital maintenance programs. In addition, year over year increases in working capital and capital work in process balances impacted free cash flow.

Management's Discussion and Analysis December 31, 2024	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five-year financial performance

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2024	2023(iii)	2022	2021	2020(iv)
Operating Data
Revenue	$1,165,787	$964,680	$769,539	$654,143	$498,468
Gross profit	210,048	154,833	101,548	90,417	92,218
Gross profit margin(i)	18.0%	16.1%	13.2%	13.8%	18.5%
Operating income	153,330	96,330	71,157	55,128	67,122
Adjusted EBIT(i)	205,339	145,238	113,845	92,661	81,418
Adjusted EBITDA(i)	390,258	296,963	245,352	207,333	174,336
Adjusted EBITDA margin(i)(ii)	27.6%	23.2%	23.3%	25.5%	29.9%
Comprehensive income	43,402	62,428	67,676	51,410	49,208
Adjusted net earnings(i)	99,794	75,228	65,912	58,243	48,746

Per share information
Basic net income per share	$1.65	$2.38	$2.46	$1.81	$1.75
Diluted net income per share	$1.52	$2.09	$2.15	$1.64	$1.60
Adjusted EPS(i)	$3.73	$2.83	$2.41	$2.06	$1.73

Balance Sheet Data
Total assets	$1,694,264	$1,546,478	$979,513	$869,278	$839,063

Current portion of long-term debt	84,194	81,306	42,089	44,728	43,158
Non-current portion of long-term debt (excluding convertible debentures)	592,889	485,077	253,073	211,148	331,169
Current portion of contingent obligations	39,290	22,501	—	—	—
Non-current portion of contingent obligations	88,576	93,356	—	—	—
Total debt(i)	804,949	682,240	295,162	255,876	374,327
Convertible debentures	129,106	129,750	129,750	129,750	55,000
Cash	(77,875)	(88,614)	(69,144)	(16,601)	(43,447)
Net debt(i)	856,180	723,376	355,768	369,025	385,880
Total shareholders' equity	388,902	356,654	305,919	278,463	248,443
Invested capital(i)	$1,245,082	$1,080,030	$661,687	$647,488	$634,323

Outstanding common shares, excluding treasury shares	26,704,122	26,737,095	26,420,821	28,458,115	29,166,630
Cash dividend declared per share	$0.42	$0.40	$0.32	$0.16	$0.16
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
(iv)The 2020 amounts are adjusted to reflect a change in accounting policy.

Management's Discussion and Analysis December 31, 2024	M-4	North American Construction Group Ltd.

Summary of net income

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2024	2023	2024	2023
Revenue	$305,590	$328,282	$1,165,787	$964,680
Cost of sales	218,834	220,672	789,056	678,528
Depreciation	44,765	41,990	166,683	131,319
Gross profit	$41,991	$65,620	$210,048	$154,833
Gross profit margin(i)	13.7%	20.0%	18.0%	16.1%
General and administrative expenses (excluding stock-based compensation)(i)	13,696	18,702	47,245	41,016
Stock-based compensation expense (benefit)	5,625	(496)	8,706	15,828
Operating income	22,544	45,944	153,330	96,330
Interest expense, net	14,401	14,007	59,340	36,948
Net income	4,808	17,646	44,085	63,141

Adjusted EBITDA(i)	103,714	101,136	390,258	296,963
Adjusted EBITDA margin(i)(ii)	27.8%	24.9%	27.6%	23.2%

Per share information
Basic net income per share	$0.18	$0.66	$1.65	$2.38
Diluted net income per share	$0.19	$0.58	$1.52	$2.09
Adjusted EPS(i)	$1.00	$0.87	$3.73	$2.83
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$305,590	$328,282	$1,165,787	$964,680
Share of revenue from investments in affiliates and joint ventures	134,348	169,662	517,137	686,299
Elimination of joint venture subcontract revenue	(67,200)	(92,522)	(267,595)	(369,891)
Total combined revenue(i)	$372,738	$405,422	$1,415,329	$1,281,088
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$41,991	$65,620	$210,048	$154,833
Share of gross profit from investments in affiliates and joint ventures	12,283	8,670	49,455	49,638
Combined gross profit(i)	$54,274	$74,290	$259,503	$204,471
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2024	M-5	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Net income	$4,808	$17,646	$44,085	$63,141
Adjustments:
Stock-based compensation expense (benefit)	5,625	(496)	8,706	15,828
Loss on disposal of property, plant and equipment	126	1,470	767	1,659
Write-down on assets held for sale	—	—	4,181	—
Change in fair value of contingent obligation from adjustments to estimates	9,464	—	36,049	—
(Gain) loss on derivative financial instruments	(4,797)	916	(3,952)	(6,063)
Equity investment (gain) loss on derivative financial instruments	(201)	(713)	2,633	(1,362)
Equity investment restructuring costs	—	—	4,517	—
Loss on equity investment customer bankruptcy claim settlement	—	—	—	759
Loss on extinguishment of customer claim	8,866	—	8,866	—
Post-acquisition asset relocation and integration costs	10,111	—	10,111	—
Acquisition costs	—	5,934	—	7,095
Tax effect of the above items	(7,197)	(1,589)	(16,169)	(5,829)
Adjusted net earnings(i)	$26,805	$23,168	$99,794	$75,228
Adjustments:
Tax effect of the above items	7,197	1,589	16,169	5,829
Interest expense, net	14,401	14,007	59,340	36,948
Equity investment EBIT(i)(iii)	5,076	1,622	12,228	24,929
Equity earnings in affiliates and joint ventures(iii)	(5,754)	(2,236)	(15,299)	(25,199)
Change in fair value of contingent obligations	4,797	4,681	17,157	4,681
Income tax expense	(375)	10,930	15,950	22,822
Adjusted EBIT(i)	$52,147	$53,761	$205,339	$145,238
Adjustments:
Depreciation and amortization	45,093	42,277	167,937	132,516
Write-down on assets held for sale	—	—	(4,181)	—
Equity investment depreciation and amortization(i)	6,474	5,098	21,163	19,209
Adjusted EBITDA(i)	$103,714	$101,136	$390,258	$296,963
Adjusted EBITDA margin(i)(ii)	27.8%	24.9%	27.6%	23.2%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Equity earnings in affiliates and joint ventures	$5,754	$2,236	$15,299	$25,199
Adjustments:
Gain on disposal of property, plant and equipment	(237)	(22)	(595)	(57)
Interest expense (income), net	460	(268)	(877)	(1,183)
Income tax (recovery) expense	(901)	(324)	(1,599)	970
Equity investment EBIT(i)	$5,076	$1,622	$12,228	$24,929
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2024	M-6	North American Construction Group Ltd.

Analysis of three months and year ended December 31, 2024, results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Heavy Equipment - Australia	$160,252	$128,380	$590,901	$158,608
Heavy Equipment - Canada	141,559	187,545	555,301	766,920
Other(i)	25,178	11,733	47,199	47,423
Eliminations	(21,399)	624	(27,614)	(8,271)
	$305,590	$328,282	$1,165,787	$964,680

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
A breakdown of revenue by source is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Operations support services	$295,916	$308,513	$1,121,802	$886,963
Equipment and component sales(i)	8,146	15,883	40,324	65,282
Construction services	1,528	3,886	3,661	12,435
	$305,590	$328,282	$1,165,787	$964,680

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended December 31, 2024, revenue was $305.6 million, down from $328.3 million in the same period last year. The quarter-over-quarter reduction reflects a reduction in overall work scopes in the Heavy Equipment - Canada segment due to a reduction in equipment utilization to 54%, compared to 65% in 2023 Q4, largely offset by improved performance in the Heavy Equipment - Australia segment. Revenue generated in that segment of $160.3 million includes a strong contribution from MacKellar of $155.4 million, up from $122.5 million in Q4 of last year, as the group commences work on new contracts and increases equipment utilization at existing sites. Eliminations in the quarter largely relate to equipment maintenance performed by the Heavy Equipment - Canada segment on MacKellar equipment.
For the year ended December 31, 2024, revenue was $1,165.8 million, up from $964.7 million for the year ended December 31, 2023. The increase of 21% was primarily driven by the October 2023 acquisition of MacKellar, contributing $561.9 million to the Heavy Equipment - Australia segment. Conversely, the Heavy Equipment - Canada segment experienced a decline in revenue due to a reduction in equipment utilization to 51%, compared to 63% in 2023. This decline was largely attributed to a contractual reduction in the overburden scope at the Fort Hills and Syncrude mines, which was partially offset by greater civil earthwork scopes at the Kearl mine, as well as increased overburden and equipment rental scopes at the Suncor Base Mine. Eliminations in the year relate to intersegment equipment maintenance services.
Gross Profit and Cost of Sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended				Year ended
	December 31,				December 31,
	2024		2023		2024		2023
Heavy Equipment - Australia	$24,357	15.2%	$31,574	24.6%	$131,287	22.2%	$40,607	25.6%
Heavy Equipment - Canada	17,208	12.2%	31,530	16.8%	68,383	12.3%	104,783	13.7%
Other	1,277	5.1%	3,149	26.8%	9,893	21.0%	11,986	25.3%
Eliminations	(851)	4.0%	(633)	(101.4)%	485	(1.8)%	(2,543)	30.7%
	$41,991	13.7%	$65,620	20.0%	$210,048	18.0%	$154,833	16.1%

Management's Discussion and Analysis December 31, 2024	M-7	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Salaries, wages and benefits	$89,587	$99,216	$342,693	$292,226
Repair parts and consumable supplies	66,457	65,971	247,351	198,730
Subcontractor services	34,945	28,543	107,636	100,572
Equipment and component sales	6,928	14,265	27,139	52,928
Third-party equipment rentals	7,269	7,982	29,524	18,727
Fuel	2,324	3,470	13,410	8,410
Other	11,324	1,225	21,303	6,935
Cost of sales	$218,834	$220,672	$789,056	$678,528
For the three months ended December 31, 2024, gross profit was $42.0 million, representing 13.7% of revenue, compared to $65.6 million and 20.0% of revenue in the same period last year. The decline was primarily driven by lower contributions from the Heavy Equipment - Canada segment. Cost of sales for the quarter totaled $218.8 million, down from $220.7 million in the prior-period, reflecting lower overall revenue levels. Gross profit in the Heavy Equipment - Canada segment was impacted by the $8.9 million customer claim extinguishment as part of a four-year $500 million contract extension executed in December 2024. Gross profit was impacted by $10.1 million in post-acquisition asset relocation and integration costs, primarily incurred to optimize asset placement for long-term contracts and support MacKellar’s integration into our company’s policies, procedures, US GAAP standards, and internal control framework. The majority of these costs were recorded within the Heavy Equipment - Australia segment, and we anticipate ongoing, but not as significant, expenses in 2025 as we complete the integration process and finalize asset relocations.
For the year ended December 31, 2024, gross profit was $210.0 million, or 18.0% of revenue, up from $154.8 million, or 16.1% of revenue, in the previous year. For the year ended December 31, 2024, cost of sales were $789.1 million, up from $678.5 million in the same period last year. Increased annual gross profit and margin in the current year reflects the inclusion of a full year of MacKellar performance, compared to one quarter of contribution in 2023.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
Heavy Equipment - Australia	$18,478	$13,100	$62,930	$13,240
Heavy Equipment - Canada	26,678	28,393	105,250	116,660
Eliminations	(391)	497	(1,497)	1,419
	$44,765	$41,990	$166,683	$131,319
For the three months ended December 31, 2024, depreciation totaled $44.8 million (14.6% of revenue), up from $42.0 million (12.8% of revenue) in the same period last year. Depreciation for the full year was $166.7 million (14.3% of revenue), up from $131.3 million (13.6% of revenue) in 2023. Depreciation as a percentage of revenue remained relatively stable for the Heavy Equipment - Australia segment. The Heavy Equipment - Canada segment was impacted by higher write-downs related to early component failures, and depreciation as a percentage of revenue was also affected by the Q4 customer claim extinguishment.
Operating income
For the three months ended December 31, 2024, operating income was $22.5 million, down from $45.9 million during the same period last year. G&A expense, excluding stock-based compensation expense, was $13.7 million, or 4.5% of revenue, for the three months ended December 31, 2024, down from $18.7 million, or 5.7% of revenue, in the same period last year. The current year decrease is mostly due to the gross profit impacts described above.
For the year ended December 31, 2024, operating income was $153.3 million, up from $96.3 million for the year ended December 31, 2023. G&A expense, excluding stock-based compensation expense, was $47.2 million, or 4.1% of revenue, for the year ended December 31, 2024, up from the $41.0 million and 4.3% of revenue, recorded in the year ended December 31, 2023. The year-over-year gross increase was due to a full year of spend from MacKellar, following the October 1, 2023, acquisition, offset by the inclusion of non-recurring acquisition costs totaling $7.1 million in the prior year spend.

Management's Discussion and Analysis December 31, 2024	M-8	North American Construction Group Ltd.

For the three months and year ended December 31, 2024, stock-based compensation expense was $5.6 million and $8.7 million, respectively. For the three months and year ended December 31, 2023, stock-based compensation was a benefit of $0.5 million and an expense of $15.8 million, respectively. The year-over-year differences are primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Equity earnings in affiliates and joint ventures(i)	$(5,754)	$(2,236)	$(15,299)	$(25,199)
Total interest expense	14,401	14,007	59,340	36,948
Change in fair value of contingent obligations	14,261	4,681	53,206	4,681
(Gain) loss on derivative financial instruments	(4,797)	916	(3,952)	(6,063)
Income tax (benefit) expense	(375)	10,930	15,950	22,822

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Equity earnings in affiliates and joint ventures
Equity earnings in affiliates and joint ventures was $5.8 million for the three months ended December 31, 2024, up from $2.2 million in the same period last year. The current quarter increase is largely driven by improved performance at Nuna, offset by reduced MNALP scopes and lower project margins on the Fargo joint ventures related to project cost escalations.
In the year ended December 31, 2024, equity earnings in affiliates and joint ventures were $15.3 million, down from the $25.2 million in the year ended December 31, 2023. This decrease was driven by a reduction in overburden scopes completed by MNALP and the recognition of additional costs in the Fargo joint ventures related to project cost escalations, along with a one-time $4.5 million restructuring charge at Nuna incurred in 2024 Q1 and the completion of construction at a gold mine in northern Ontario in Q3 of the prior year.

Three months ended December 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$9,118	$75,057	$47,550	$2,623	$134,348
Gross (loss) profit	(322)	2,476	9,836	293	12,283
(Loss) income before taxes	(674)	1,696	4,097	292	5,411
Net (loss) income	$(388)	$1,696	$4,097	$349	$5,754

Three months ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$19,042	$97,161	$50,301	$3,158	$169,662
Gross (loss) profit	(4,754)	3,547	9,679	198	8,670
(Loss) income before taxes	(6,855)	2,762	6,094	(54)	1,947
Net (loss) income	$(6,161)	$2,762	$5,724	$(89)	$2,236

Year ended December 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$56,994	$294,522	$152,784	$12,837	$517,137
Gross profit	4,045	10,264	33,965	1,181	49,455
(Loss) income before taxes	(3,764)	7,347	10,150	938	14,671
Net (loss) income	$(3,086)	$7,347	$10,150	$888	$15,299

Year ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$165,741	$395,040	$117,543	$7,975	$686,299
Gross profit	9,622	13,954	25,353	709	49,638
Income (loss) before taxes	1,246	10,869	15,344	(1,255)	26,204
Net income (loss)	$1,098	$10,869	$14,522	$(1,290)	$25,199

Management's Discussion and Analysis December 31, 2024	M-9	North American Construction Group Ltd.

Interest expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Credit Facility	$8,747	$7,519	$30,183	$16,781
Convertible debentures	1,723	1,708	6,874	6,843
Equipment financing	3,274	2,585	14,981	5,046
Interest on customer supply chain financing	—	1,355	2,539	4,493
Mortgage	235	242	951	979
Other interest (income) expense	(275)	(160)	812	1,171
Cash interest expense	$13,704	$13,249	$56,340	$35,313
Amortization of deferred financing costs	697	758	3,000	1,635
Total interest expense	$14,401	$14,007	$59,340	$36,948
Total interest expense was $14.4 million during the three months ended December 31, 2024, up from $14.0 million in the same period last year. In the year ended December 31, 2024, total interest expense was $59.3 million, up from the $36.9 million in the year ended December 31, 2023. The current year increase is primarily driven by a higher balance and an increased variable rate on the Credit Facility, along with greater equipment financing—mainly from the addition of MacKellar—partially offset by the elimination of our customer supply chain financing arrangement late in Q3.
Cash related interest expense for the three months ended December 31, 2024, calculated as interest expense excluding amortization of deferred financing costs of $0.7 million, was $13.7 million and represents an average cost of debt of 6.7% when factoring in the Credit Facility balances during the quarter (compared to $13.2 million and 8.8% respectively for the three months ended December 31, 2023). Cash related interest expense for the year ended December 31, 2024, excluding deferred financing cost amortization of $3.0 million, was $56.3 million and represents an average cost of debt of 8.1% (compared to $35.3 million and 7.5% for the year ended December 31, 2023).
Change in fair value of contingent obligations
For the three months and year ended December 31, 2024, we recognized a change in fair value of contingent obligations of $14.3 million and $53.2 million, respectively (December 31, 2023 - $4.7 million for both periods). Contingent obligations includes acquisition obligations related to the DGI and MacKellar acquisitions, with changes driven by adjustments to obligation estimates and interest accretion. This year’s change in estimates is largely attributable to a higher MacKellar obligation, reflecting significantly improved expectations of future performance, particularly following the successful award of several large contracts. The increase also includes a minor adjustment for the final DGI payment.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Change in fair value of contingent obligation from adjustments to estimates	$9,464	$—	$36,049	$—
Increase in fair value of contingent obligation from interest accretion expense	4,797	4,681	17,157	4,681
Change in fair value of contingent obligations	$14,261	$4,681	$53,206	$4,681
Gain on derivative financial instruments
On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the year ended December 31, 2024, we recognized an unrealized gain of $4.0 million on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at December 31, 2024. The TSX closing price of the shares as at December 31, 2024, was $30.98, resulting in a fair value of $4.0 million being recorded to other assets on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.

Management's Discussion and Analysis December 31, 2024	M-10	North American Construction Group Ltd.

Income tax (benefit) expense
We recorded income tax benefit of $0.4 million and income tax expense of $16.0 million, respectively, during the three months and year ended December 31, 2024, a decrease from the $10.9 million and $22.8 million income tax expense recorded in the respective prior year periods, mostly due to lower income before taxes.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Current income tax (benefit) expense	$(8,283)	$3,643	$(3,280)	$6,841
Deferred income tax expense	7,908	7,287	19,230	15,981
Income tax (benefit) expense	$(375)	$10,930	$15,950	$22,822
A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Net income	$4,808	$17,646	$44,085	$63,141
Interest from convertible debentures (after tax)	1,508	1,484	5,998	5,925
Diluted net income available to common shareholders	$6,316	$19,130	$50,083	$69,066

Adjusted net earnings(i)	$26,805	$23,168	$99,794	$75,228

Weighted-average number of common shares	26,800,922	26,737,435	26,772,113	26,566,846
Weighted-average number of diluted shares	33,034,166	33,026,740	33,053,877	33,026,740

Basic net income per share	$0.18	$0.66	$1.65	$2.38
Diluted net income per share	$0.19	$0.58	$1.52	$2.09
Adjusted EPS(i)	$1.00	$0.87	$3.73	$2.83
(i)See "Non-GAAP Financial Measures".
Summary of consolidated quarterly results
A number of factors contribute to variations in our quarterly financial results between periods, including:
•changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
•seasonal weather and ground conditions;
•certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•the timing of equipment maintenance and repairs;
•the timing of project ramp-up costs as we move between seasons or types of projects;
•the timing of resolution for claims and unsigned change-orders;
•the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
•the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

Management's Discussion and Analysis December 31, 2024	M-11	North American Construction Group Ltd.

The table below summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenue(i)	$305.6	$286.9	$276.3	$297.0	$328.3	$196.9	$195.2	$244.3
Gross profit(i)	42.0	65.1	49.7	53.3	65.6	26.5	21.6	41.1
Adjusted EBITDA(ii)	103.7	106.4	86.9	93.3	101.1	59.4	51.8	84.6
Net income	4.8	15.0	15.3	10.7	17.6	11.4	12.2	21.9
Basic income per share(iii)	$0.18	$0.52	$0.52	$0.43	$0.66	$0.43	$0.46	$0.83
Diluted income per share(iii)	$0.19	$0.47	$0.47	$0.39	$0.58	$0.39	$0.42	$0.70
Adjusted EPS(ii)(iii)	$1.00	$1.17	$0.78	$0.78	$0.87	$0.54	$0.47	$0.95

Cash dividend per share(iv)	$0.12	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iv)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. As a result of these weather events, a production-related heavy equipment fleet is typically parked and safeguarded in dedicated holding areas. This reduction in equipment utilization can be somewhat offset by the use of support equipment to bring mine operations back to full capacity such as road clean-up, civil construction and dewatering scopes.
Mine support revenue in the oil sands region is traditionally highest during December to March as ground conditions are most favourable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work reduce revenues or have an adverse effect on project performance in the winter period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The end of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Management's Discussion and Analysis December 31, 2024	M-12	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	December 31, 2024	December 31, 2023	Change
Cash	$77,875	$88,614	$(10,739)
Working capital assets
Accounts receivable	$166,070	$97,855	$68,215
Contract assets	4,135	35,027	(30,892)
Inventories	74,081	64,962	9,119
Prepaid expenses and deposits	7,676	7,402	274
Working capital liabilities
Accounts payable	(110,750)	(146,190)	35,440
Accrued liabilities	(77,908)	(72,225)	(5,683)
Contract liabilities	(1,944)	(59)	(1,885)
Total net working capital (excluding cash and current portion of long-term debt)(ii)	$61,360	$(13,228)	$74,588

Property, plant and equipment	1,246,584	1,142,946	103,638
Total assets	1,694,264	1,546,478	147,786

Credit Facility(i)	395,844	317,488	78,356
Equipment financing(i)	253,639	220,466	33,173
Mortgage(i)	27,600	28,429	(829)
Contingent obligations(i)	127,866	115,857	12,009
Total debt(ii)	$804,949	$682,240	$122,709
Convertible debentures(i)	129,106	129,750	(644)
Cash	(77,875)	(88,614)	10,739
Net debt(ii)	$856,180	$723,376	$132,804
Total shareholders' equity	388,902	356,654	32,248
Invested capital(ii)	$1,245,082	$1,080,030	$165,052
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at December 31, 2024, we had $77.9 million in cash and $92.7 million of unused borrowing availability on the Credit Facility for total liquidity of $170.6 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2023, we had $88.6 million in cash and $129.3 million of unused borrowing availability on the Credit Facility for total liquidity of $217.9 million. Total net working capital (excluding cash and current portion of long-term debt) was $61.4 million at December 31, 2024 ($13.2 million at December 31, 2023).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at December 31, 2024, our total available capital liquidity was $275.3 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2023, our total capital liquidity was $292.6 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

(dollars in thousands)	December 31, 2024	December 31, 2023
Cash	$77,875	$88,614
Credit Facility borrowing limit	522,550	478,022
Credit Facility drawn	(395,844)	(317,488)
Letters of credit outstanding	(33,992)	(31,272)
Cash liquidity(i)	$170,589	$217,876
Finance lease borrowing limit	400,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(253,639)	(220,466)
Guarantees provided to joint ventures	(61,675)	(74,831)
Total capital liquidity(i)	$275,275	$292,579

(i)See "Non-GAAP Financial Measures".
As at December 31, 2024, we had $1.2 million in trade receivables that were more than 30 days past due, compared to $4.0 million as at December 31, 2023. As at December 31, 2024, and December 31, 2023, we did not

Management's Discussion and Analysis December 31, 2024	M-13	North American Construction Group Ltd.

have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.
Our working capital assets and liabilities are affected by the timing of the completion of projects and the contractual terms of the projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us, and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2024, holdbacks totaled $0.8 million, comparable to the $0.4 million balance as at December 31, 2023.
Capital resources
Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment, and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements, and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2025 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.
Reconciliation of capital additions

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Purchase of PPE	$76,372	$88,599	$280,144	$202,809
Additions to intangibles	246	560	4,199	683
Gross capital expenditures	$76,618	$89,159	$284,343	$203,492
Proceeds from sale of PPE	(2,488)	(5,610)	(13,568)	(10,419)
Change in capital inventory and capital work in progress(i)	(2,776)	(7,745)	(34,274)	(12,230)
Capital expenditures, net(i)	71,354	75,804	236,501	180,843
Finance lease additions	—	931	14,157	28,159
Capital additions(i)	$71,354	$76,735	$250,658	$209,002
(i)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Sustaining	$47,708	$39,863	$151,868	$140,427
Growth	23,646	35,941	84,633	40,416
Capital expenditures, net(i)	71,354	75,804	236,501	180,843

Sustaining	—	931	14,157	28,159
Growth	—	—	—	—
Finance lease additions	—	931	14,157	28,159

Sustaining	47,708	40,794	166,025	168,586
Growth	23,646	35,941	84,633	40,416
Capital additions(i)	$71,354	$76,735	$250,658	$209,002
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2024	M-14	North American Construction Group Ltd.

A breakdown of net capital expenditures by reportable segment is as follows:

	Three months ended			Three months ended
	December 31, 2024			December 31, 2023
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$34,655	$13,053	$47,708	$23,380	$16,483	$39,863
Growth	23,646	—	23,646	34,912	1,029	35,941
Capital expenditures, net(i)	$58,301	$13,053	$71,354	$58,292	$17,512	$75,804

(i)See "Non-GAAP Financial Measures".

	Year ended			Year ended
	December 31, 2024			December 31, 2023
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$74,197	$77,671	$151,868	$23,380	$117,047	$140,427
Growth	84,606	27	84,633	34,912	5,504	40,416
Capital expenditures, net(i)	$158,803	$77,698	$236,501	$58,292	$122,551	$180,843
(i)See "Non-GAAP Financial Measures".
Sustaining capital additions of $47.7 million ($40.8 million in the prior year) for the three months ended December 31, 2024, and $166.0 million ($168.6 million in the prior year) for the year ended December 31, 2024, are primarily made up of routine capital maintenance performed on the existing fleet as required to maintain equipment.
Growth capital additions of $23.6 million ($35.9 million in the prior year) for the three months ended December 31, 2024, and $84.6 million ($40.4 million in the prior year) for the year ended December 31, 2024, are primarily related heavy equipment additions by MacKellar in Q4 in addition to fuel and lube trucks for ML Northern. Further to the growth capital additions above is the acquisition of MacKellar for $179.7 million in 2023.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (78%), finance leased (20%) and rented equipment (2%).
Summary of capital additions in affiliates and joint ventures
Not included in the above reconciliation of capital additions, this table reflects our share of net capital additions (disposals) made by our affiliates and joint ventures.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Nuna	$(1,235)	$392	$(1,012)	$2,935
MNALP	2,197	4,802	3,373	15,635
Fargo	13,122	4,107	22,697	18,527
Other	(15)	111	(127)	(1,258)
Share of affiliate and joint venture capital additions(i)	$14,069	$9,412	$24,931	$35,839

(i)See "Non-GAAP Financial Measures".
Nuna experienced net capital disposals as they sold excess equipment following the completion of work in northern Ontario. Fargo capital additions relate to ongoing capital requirements of the project.
Summary of consolidated cash flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Cash provided by operating activities	$96,989	$168,569	$217,607	$278,090
Cash used in investing activities	(75,764)	(137,756)	(274,683)	(244,879)
Cash (used in) provided by financing activities	(22,420)	21,892	45,984	(7,747)
Net (decrease) increase in cash	$(1,195)	$52,705	$(11,092)	$25,464

Management's Discussion and Analysis December 31, 2024	M-15	North American Construction Group Ltd.

Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Cash provided by operating activities prior to change in working capital(i)	$62,135	$92,810	$282,150	$227,456
Net changes in non-cash working capital	34,854	75,759	(64,543)	50,634
Cash provided by operating activities	$96,989	$168,569	$217,607	$278,090

(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended December 31, 2024, was $97.0 million, compared to cash provided by operating activities of $168.6 million for the three months ended December 31, 2023. Cash provided by operating activities for the year ended December 31, 2024, was $217.6 million, compared to cash provided by operating activities of $278.1 million for the year ended December 31, 2023.
The decrease in cash flow in both current year periods is largely due to changes in working capital balances. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Accounts receivable	$(9,995)	$51,836	$(72,104)	$57,077
Contract assets	11,892	(20,809)	30,826	(18,489)
Inventories	6,295	4,666	(4,818)	(2,522)
Prepaid expenses and deposits	669	2,438	(579)	6,379
Accounts payable	(7,510)	22,461	(32,248)	9,585
Accrued liabilities	33,627	15,792	9,582	571
Contract liabilities	(124)	(625)	4,798	(1,967)
	$34,854	$75,759	$(64,543)	$50,634
Investing activities
During the three months ended December 31, 2024, cash used by investing activities was $75.8 million, compared to $137.8 million in cash used by investing activities in the three months ended December 31, 2023. Current period investing activities largely relate to $76.4 million for the purchase of property, plant and equipment, and the buyout of BNA Remanufacturing Ltd. for net cash consideration of $3.9 million, offset by $2.5 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $88.6 million for the purchase of property, plant, equipment and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $5.6 million in proceeds on disposal of property, plant and equipment.
During the year ended December 31, 2024, cash used by investing activities was $274.7 million, compared to $244.9 million used by investing activities during the year ended December 31, 2023. Current period investing activities largely relate to $280.1 million for the purchase of property, plant and equipment, and the buyout of BNA Remanufacturing Ltd. for net cash consideration of $3.9 million, offset by $13.6 million in proceeds from the disposal of property, plant and equipment and cash settlement of derivative financial instruments of $4.0 million. Prior year investing activities included $202.8 million for the purchase of property, plant, equipment and the acquisition of MacKellar for net cash consideration of $51.7 million offset by $10.4 million in proceeds for the disposal of property, plant and equipment.
Financing activities
Cash used by financing activities during the three months ended December 31, 2024, was $22.4 million, which included $33.2 million in proceeds from long-term debt offset by $28.7 million of long-term debt repayments, $18.8 million in payments towards contingent obligations, $4.3 million in purchases under the normal course issuer bid ("NCIB"), and $2.7 million in dividends paid. Cash provided in financing activities for the three months ended December 31, 2023, was $21.9 million, which included $245.0 million in proceeds from long-term debt, offset by $204.2 million of long-term debt repayments, $10.4 million in payments towards contingent obligations, $5.8 million in financing costs and $2.7 million in dividends paid.
For the year ended December 31, 2024, cash provided by financing activities was $46.0 million, which included $234.5 million of proceeds of long-term debt offset by $130.3 million of long-term debt repayments, $39.7 million in payments towards contingent obligations, $4.3 million in purchases under the NCIB, $2.5 million of treasury share purchases, and $10.6 million in dividends paid. Cash used by financing activities during the year ended December

Management's Discussion and Analysis December 31, 2024	M-16	North American Construction Group Ltd.

31, 2023, was $7.7 million, driven by proceeds of long-term debt of $340.0 million offset by $315.6 million of long-term debt repayments, $10.4 million in payments towards contingent obligations, $6.0 million of treasury share purchases, and $10.0 million in dividends paid.
Free cash flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$96,989	$168,569	$217,607	$278,090
Cash used in investing activities	(75,764)	(137,756)	(274,683)	(244,879)
Effect of exchange rate on changes in cash	1,400	(4,532)	353	(5,994)
Add back of growth and non-cash items included in the above figures:
Acquisition of MacKellar(i)	—	51,671	—	51,671
Acquisition costs	—	5,934	—	7,095
Buyout of BNA Remanufacturing LP	4,210	—	4,210	—
Growth capital additions(ii)	23,646	35,941	84,633	40,416
Capital additions financed by leases(ii)	—	(931)	(14,157)	(28,159)
Free cash flow(ii)	$50,481	$118,896	$17,963	$98,240
(i)Acquisition of MacKellar is the purchase price less cash acquired.
(ii)See "Non-GAAP Financial Measures".
Free cash flow for the year ended December 31, 2024, of $18.0 million is the culmination of adjusted EBITDA of $390.3 million, mentioned above, less sustaining capital additions of $166.0 million, cash interest paid during the year of $64.5 million and current income taxes of $3.3 million. Sustaining capital additions for the year were $166.0 million (or 14.2% of revenue) and consistent with the expectation of the capital maintenance programs.
The remaining differences in free cash flow generation are primarily related to timing impacts as changes in routine working capital balances had a negative impact on cash generated in 2024. In particular, the discontinuation of the supply chain financing program late in the third quarter had a noticeable impact on accounts receivable. Of note, the extinguishment of a customer claim in the fourth quarter did not have an impact on free cash flow. Our equity in joint ventures grew by $3.3 million during the year, which will translate into future cash distributions over time.
Free cash flow for the year ended December 31, 2023, was $98.2 million. Key routine drivers of free cash flow were adjusted EBITDA of $297.0 million, less sustaining capital additions of $168.6 million, cash interest paid of $33.5 million and current income taxes of $6.8 million. The remaining differences related to positive timing impacts of working capital accounts offset by cash held and spending required within our joint ventures.

Management's Discussion and Analysis December 31, 2024	M-17	North American Construction Group Ltd.

Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2024, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2024, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2025	2026	2027	2028	2029 and thereafter
Credit Facility	$469,745	$26,813	$26,813	$416,119	$—	$—
Convertible debentures(iii)	146,813	6,826	59,754	4,076	76,157	—
Equipment financing	283,991	96,853	69,969	64,604	29,277	23,288
Contingent obligations	178,764	62,347	68,957	47,460	—	—
Mortgage	39,239	1,783	1,783	1,783	1,783	32,107
Operating leases(i)	13,694	1,298	1,651	1,387	1,211	8,147
Non-lease components of building lease commitments(ii)	165	106	7	6	6	40
Supplier contracts	5,666	5,666	—	—	—	—
Total contractual obligations	$1,138,077	$201,692	$228,934	$535,435	$108,434	$63,582
(i)Operating leases are net of receivables on subleases of $539 (2025 - $539).
(ii)Non-lease components of lease commitments are net of receivables on subleases of $99 (2025 - $99). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
(iii)If not converted earlier.
Our total contractual obligations of $1,138.1 million as at December 31, 2024, have increased from $1,024.3 million as at December 31, 2023, primarily related to an increase of $79.7 million related to our Credit Facility and an increase to equipment financing of $39.4 million, offset by a decrease in convertible debentures of $7.6 million and a decrease in supplier contracts of $2.2 million. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Credit Facility
On October 24, 2024, we extended and amended our senior secured credit agreement (the "Credit Facility") with our banking syndicate. The Credit Facility now solely consists of a revolving facility, with the maturity date extended by one year to October 3, 2027. The amended agreement includes an increased Canadian dollar tranche of $300.0 million and an Australian dollar tranche of A$250.0 million, providing a total lending capacity of $522.6 million based on the exchange rate as of December 31, 2024. Additionally, the Credit Facility allows for up to $400.0 million of secured equipment financing from third-party providers, along with other borrowings up to $20.0 million. The $400.0 million permitted for equipment financing includes guarantees provided for certain joint ventures.
Previously, on October 3, 2023, we had amended the Credit Facility with a maturity date set for October 3, 2027. Subsequently, on October 26, 2023, we exercised the facility’s accordion feature to increase the size of the tranches. This amendment provided a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, maintaining a total lending capacity of $478.0 million, based on the exchange rate as of December 31, 2023. The previous agreement also permitted finance lease obligations up to $350.0 million and certain other borrowings outstanding to a limit of $20.0 million.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing, excluding convertible debentures; and (vii) guarantees provided for joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.

Management's Discussion and Analysis December 31, 2024	M-18	North American Construction Group Ltd.

•The second covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
As at December 31, 2024, we were in compliance with our financial covenants. The Total Debt to Bank EBITDA Ratio was 2.3:1, in compliance with the maximum of 3.5:1. The Interest Coverage Ratio was 6.7:1, in compliance with the minimum of 3.0:1.
Borrowing activity under our Credit Facility
As at December 31, 2024, there was $395.8 million borrowed against our Credit Facility along with $34.0 million in issued letters of credit under our Credit Facility (December 31, 2023 - $317.5 million and $31.3 million, respectively) and the unused borrowing availability was $92.7 million (December 31, 2023 - $129.3 million).
Guarantees
We act as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of ours. This equipment lease credit facility allows MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. We are the primary operator of MNALP's equipment through the subcontractor agreement. The loan is supported by the pledged equipment and the guarantee is in place in case of a shortfall in an insolvency. As at December 31, 2024, we have provided guarantees on this facility of $61.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at March 14, 2025, there were 30,701,680 total voting common shares outstanding, which included 1,004,074 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,704,450 common shares, including 1,000,328 common shares classified as treasury shares at December 31, 2024). We had no non-voting common shares outstanding on any of the foregoing dates.
Convertible debentures

	March 14, 2025	December 31, 2024	December 31, 2023
5.50% convertible debentures	$—	$74,106	$74,750
5.00% convertible debentures	55,000	55,000	55,000
	$55,000	$129,106	$129,750
The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.23	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.29	$2,691

Management's Discussion and Analysis December 31, 2024	M-19	North American Construction Group Ltd.

As of December 31, 2024, our capital structure included two series of convertible unsecured subordinated debentures. The 5.50% convertible debentures were issued on June 1, 2021, with an initial principal amount of $65.0 million, and an additional $9.8 million was issued on June 4, 2021, upon full exercise of the over-allotment option. Interest was payable semi-annually on June 30 and December 31. These debentures were convertible into common shares at a specified price, subject to adjustment for events such as share consolidations, subdivisions, or reorganizations, and for dividends exceeding $0.192 per share. They were redeemable on and after to June 30, 2024, and prior to June 30, 2026 at our option at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price was at least 125% of the conversion price on the date on which notice of the redemption is given. During the year ended December 31, 2024, a principal amount of $0.6 million was converted into 26,576 common shares.
Subsequent to December 31, 2024, on January 29, 2025, we announced the full redemption of our 5.50% convertible debentures due June 30, 2028, effective February 28, 2025. Holders were able to convert debentures into common shares at $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. The holders of the 5.50% convertible debentures elected to convert $72.7 million of the outstanding principal into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
The 5.00% convertible debentures were issued on March 20, 2019, with a principal amount of $55.0 million. Interest is payable semi-annually on March 31 and September 30. These debentures are also convertible into common shares, with adjustments for similar events, and for dividends exceeding $0.12 per share. They are not redeemable by us except in connection with a change in control, under which holders are entitled to require repurchase at 101% of the principal amount plus accrued interest. The debentures are subject to protections for holders in the event of reorganizations, such as mergers or amalgamations, ensuring equitable treatment.
Share purchase program
On November 4, 2024, we commenced a Normal Course Issuer Bid ("NCIB") to purchase for cancellation up to 2,087,577 common shares. This amount represents approximately 10% of the public float and 7.5% of the issued and outstanding common shares as of that date. To support the NCIB, we entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. During the year ended December 31, 2024, we purchased and cancelled 149,408 shares under this NCIB at an average price of $28.84 per share. These transactions resulted in a decrease to common shares of $1.1 million and a decrease to additional paid-in capital of $3.2 million on our consolidated balance sheets.
Subsequent to the year ended December 31, 2024, as of March 14, 2025, we purchased and subsequently cancelled 55,000 shares under this NCIB, which resulted in a decrease of common shares of $492 and an increase to additional paid-in capital of $830.
Swap Agreement
On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three months and year ended December 31, 2024, we recognized an unrealized gain of $4.8 million and $4.0 million, respectively, on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at December 31, 2024. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2024, was $30.98, resulting in a fair value of $4.0 million being recorded to other long-term obligations on the Consolidated Balance Sheets as at December 31, 2024. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
On October 5, 2022, we entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. This swap agreement was completed on January 3, 2024, at which point we realized a gain of $229, which had been recorded in the prior year as unrealized and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.

Management's Discussion and Analysis December 31, 2024	M-20	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2024, and December 31, 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Performance obligations per financial statements	$227,688	$22,797
Add: undefined committed volumes	2,888,374	2,171,718
Backlog(i)	$3,116,062	$2,194,515
Equity method investment backlog(i)	404,711	536,623
Combined backlog(i)	$3,520,773	$2,731,138
(i)See "Non-GAAP Financial Measures".
Backlog increased by $921.5 million while combined backlog increased by $789.6 million on a net basis, during the year ended December 31, 2024, as a result of new contracts awarded in the year.
Revenue generated from backlog during the year ended December 31, 2024, was $1,313.0 million and we estimate that $1,063.9 million of our backlog reported above will be performed over 2025. For the year ended December 31, 2023, revenue generated from backlog was $690.4 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2024	December 31, 2023
Accounts receivable	$73,928	$41,157
Other assets	112	350
Contract assets	2,619	12,019
Accounts payable	12,660	3,203
Accrued liabilities	9,070	11,884
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2024, and 2023, revenue earned from these services was $560.0 million and $773.5 million, respectively. The accounts receivable, contract assets, and accounts payable balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.
OUTLOOK
Our strategic focus areas for 2025 are:
•Safety - maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field, particularly with regards to front-line leadership training;
•Operational excellence - put into action practical and experienced-based protocols to ensure predictable high-quality project execution in Australia;
•Execution - enhance equipment availability in Canada through improved fleet maintenance, equipment telematics and reliability programs, technical improvements and management systems;
•Integration - utilize recently implemented ERP at MacKellar Group to optimize business processes to lower overall costs and improve working capital management;
•Organic growth - based on strong site operating performance, leverage customer satisfaction to earn contract extensions and expansions;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and

Management's Discussion and Analysis December 31, 2024	M-21	North American Construction Group Ltd.

•Sustainability - further develop and deliver into our environmental, social and governance goals.
The following table provides projected key measures for 2025 and actual results of 2024 and 2023. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2023 Actual	2024 Actual	2025 Outlook
Combined revenue(i)	$1.3B	$1.4B	$1.4 - $1.6B
Adjusted EBITDA(i)	$297M	$390M	$415 - $445M
Sustaining capital(i)	$169M	$166M	$180 - $200M
Adjusted EPS(i)	$2.83	$3.73	$3.70 - $4.00
Free cash flow(i)	$90M	$18M	$130 - $150M

Capital allocation
Growth spending(i)	$40M	$85M	$65 - $75M
Net debt leverage(i)	1.7x	2.2x	Targeting 1.7x

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis December 31, 2024	M-22	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in measuring the fair value of contingent obligations;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2024, and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Management's Discussion and Analysis December 31, 2024	M-23	North American Construction Group Ltd.

Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 25 in the consolidated financial statements.
Accounting pronouncements recently adopted
We adopted the new standard for segment reporting that is effective for the fiscal year beginning January 1, 2024. In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Recent accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard will have on its consolidated financial statements.
Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. We are assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.
Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

Management's Discussion and Analysis December 31, 2024	M-24	North American Construction Group Ltd.

Financial instruments
For a complete discussion of our use of financial instruments, see note 16 of our consolidated financial statements for the year ended December 31, 2024.
Financial measures
Non-GAAP financial measures
We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
As adjusted EBIT, adjusted EBITDA, adjusted EPS, and adjusted net earnings are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.

Management's Discussion and Analysis December 31, 2024	M-25	North American Construction Group Ltd.

"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions, non-cash changes in the fair value of contingent obligations, and the effect of exchange rates on the changes in cash but excluding cash used for growth capital and acquisitions. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital" and "growth capital additions" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined by the Credit Facility agreement as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.

Management's Discussion and Analysis December 31, 2024	M-26	North American Construction Group Ltd.

Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
"Adjusted EBITDA margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Net debt leverage" is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary financial measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash and current portion of long-term debt)" represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, such disclosure controls and procedures were ineffective based on the material weakness over inventory controls in the MacKellar entities as described below.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2024, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting is ineffective due to the material weakness in our inventory controls in the MacKellar entities as described below.

Management's Discussion and Analysis December 31, 2024	M-27	North American Construction Group Ltd.

Our independent auditor, KPMG LLP, who audited the consolidated financial statements included in the Annual Report on Form 40-F, issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG LLP's report appears elsewhere in this Form 40-F.
Material weakness over inventory
The Company acquired the previously privately held MacKellar entities in 2023, which are included in the Heavy Equipment – Australia segment. In accordance with the published guidance of the U.S. Securities and Exchange Commission, management’s assessment of and conclusion on the effectiveness of our internal control over financial reporting as at December 31, 2023 did not include the MacKellar entities.
As part of the first time assessment of the effectiveness of ICFR undertaken for the MacKellar entities, management identified a material weakness in its internal controls over financial reporting as at December 31, 2024. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count. The balances as at December 31, 2024 impacted by the material weakness are $23.8 million of parts and supplies inventories.
This material weakness in our internal control over financial reporting did not result in any material misstatements to parts and supplies inventories in our audited consolidated financial statements for the year ended December 31, 2024.
Remediation plan for material weakness
In response to the material weakness, management, with oversight of the audit committee of the board of directors, will continue the implementation of effective internal controls over the MacKellar entities' inventory process. Our planned internal control remediation includes, but is not limited to, leveraging the implementation of the ERP system after full implementation of all modules and training employees performing internal controls regarding required evidence to support the performance of the internal controls. The material weakness cannot be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that the controls are operating effectively.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary materially from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our belief that there is minimal risk in the collection of past due trade receivables;
•our belief that there is minimal risk of default by MNALP on obligations guaranteed by us;
•our anticipation that we will have enough cash to fund our annual operating expenses and planned capital spending program and meet working capital, debt servicing and dividend payment requirements in 2025 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;
•calculations of future interest payments that depend on variable rates;

Management's Discussion and Analysis December 31, 2024	M-28	North American Construction Group Ltd.

•statements regarding backlog, including our expectation that $1,063.9 million of our backlog will be performed over 2025; and
•all financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, growth spending and net debt leverage.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•oil and coal prices remaining stable and not dropping significantly in 2025;
•worldwide demand for metallurgical coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Management's Discussion and Analysis December 31, 2024	M-29	North American Construction Group Ltd.

Risk factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Customer Insourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Health and Safety. Despite our efforts to minimize the risk of safety incidents in carrying out our work, they can occur from time to time and, if and when they do, the impact on us can be significant. Our success as a company is highly dependent on our ability to keep our work sites and offices safe and any failure to do so can have serious impact on the personal safety of our employees and others. In addition, it can expose us to contract termination, fines, regulatory sanctions or even criminal prosecution. Our safety record and worksite safety practices also have a direct bearing on our ability to secure work. Certain clients will not engage contractors to perform work if their safety practices do not conform to predetermined standards or if the contractor has an unacceptably high incidence of safety infractions or incidents. We adhere to very rigorous health and safety systems and programs which are continually reinforced and monitored on our work sites and offices.
•Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance

Management's Discussion and Analysis December 31, 2024	M-30	North American Construction Group Ltd.

with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Cash flow, Liquidity and Debt. As of December 31, 2024, we had $806.2 million of total debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
•Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent

Management's Discussion and Analysis December 31, 2024	M-31	North American Construction Group Ltd.

that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Force Majeure Events. We are exposed to various risks arising out of extraordinary or force majeure events beyond our control, such as epidemics or pandemics, acts of war, terrorism, strikes, protests or social or political unrest generally. Such events could disrupt our operations, result in shortages of materials and equipment, cause supply chain delays or delivery failures, or lead to the realization of or exacerbate the impact of other risk factors. To the extent that such risks are not mitigated contractually through provisions that provide us with relief from its schedule obligations and/or cost reimbursement, our financial condition, results of operations or cash flows may be adversely affected. Reliance on global networks and supply chains, rates of international travel and the significant number of people living in high-density urban environments increase humanity’s susceptibility to infectious disease. Epidemics occurring in regions in which we operate and pandemics that pose a global threat can negatively impact business operations by disrupting the supply chain and causing high absenteeism across the workforce. Similarly, disasters arising from extraordinary or force majeure events may result in disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of workforce, contractors or assets. In addition, a disaster may disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.
•Customer Credit Risk. Risk of non-payment by our customers is to a certain degree minimized by statutory lien rights, which give contractors certain priorities in the event of insolvency proceedings, as well as provisions in our contracts that provide for payment as work is completed. However, there is no guarantee that these measures will in all circumstances mitigate the risk of non-payment by customers and a significant default or bankruptcy by a customer may significantly and adversely impact results.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Regulatory Approvals and Permits. The development of certain projects requires our customers to obtain regulatory and other permits, licenses and approvals from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits, licenses and approvals required for the development of their projects in a timely manner or at all. Such delays are generally outside of our control. The major costs associated with such delays are personnel and associated overhead that is designated for the project which cannot be reallocated effectively to other work. If a customer’s project is unable to proceed, it may adversely impact the demand for our services. Customers may also, from time to time, proceed to award us a contract while a permit or license remains pending. Where a customer does not obtain a permit or license as expected or a permit or license is revoked, the customer’s cash flow and project viability may be impacted, which may lead to additional costs or financial loss for us.

Management's Discussion and Analysis December 31, 2024	M-32	North American Construction Group Ltd.

•Equipment Buy-Out Provisions. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.
•Environmental. We are subject to, and comply with, environmental legislation in all of the jurisdictions in which we operate. We recognize that we must conduct all of our business in such a manner as to both protect and preserve the environment in accordance with this legislation. While we undertake measures at all sites on which we operate to help ensure compliance with all environmental regulations and conditions of permits and approvals, there is no certainty that a material breach of such regulations, permits or approvals will never occur. Given our long history and the fact that environmental regulations tend not to have a statute of limitations, there can also be no guarantee that a historical claim may not arise at some point. Management is not aware of any pending environmental legislation that would be likely to have a material impact on any of our operations, capital expenditure requirements or competitive position, although there can be no guarantee that future legislation will not be proposed and, if implemented, might have an impact on our financial results.
•Inflation. The costs of performing work for our customers can be subject to inflationary pressures, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short term. Our ability to maintain planned project margins on longer-term contracts is dependent on having contracted price escalators that accurately reflect increases in our costs. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.
•Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, accordingly, adversely affect our profitability at a level that depends on our total outstanding debt.
•Foreign Exchange. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.
•Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. The acquisition of the MacKellar Group has increased this risk factor as we design, integrate, assimilate and implement various internal controls over financial reporting in 2024. See the section entitled "Internal Systems and Processes" in our MD&A for further details.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

Management's Discussion and Analysis December 31, 2024	M-33	North American Construction Group Ltd.

•Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Unit-price Contracts. Approximately 12%, 40% and 32% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavourable weather conditions hindering productivity;
•equipment availability and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
•Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Tariffs. Recently the United States announced tariffs on imports from several countries, including 25% tariffs on all goods from Canada and 10% tariffs on Canadian energy imports. While such tariffs would not directly affect us, the Government of Canada and certain Provincial governments subsequently announced or threatened certain retaliatory measures, including counter tariffs. The impact of such retaliatory measures, if and when implemented, is subject to a number of factors, including the effective date and duration of such measures, changes in the amount, scope and nature of any applicable tariffs or other measures in the future and any mitigating actions that may become available. The introduction of retaliatory measures could cause some volatility for us, primarily related to the price of heavy equipment parts and components. Efforts would be made to mitigate these impacts by purchasing from alternative sources or by passing these escalated costs on to clients. Most of our contracts allow increased prices to be passed on to clients, though the pass-through can lag actual cost increases due to the contract mechanisms normally being triggered by increases in price indexes rather than to direct price increases. Additionally, some clients could be impacted by tariffs or non-tariff measures, resulting in less spending by customers on projects. Higher parts and components costs brought about by tariffs or other measures, or delayed or cancelled projects could have a material adverse effect on our future earnings and financial position.
•Performance of Subcontractors. The profitable completion of some contracts depends to a large degree on the satisfactory performance of subcontractors who complete different elements of the work. If these subcontractors do not perform to accepted standards, we may be required to hire different subcontractors to complete the tasks, which may impact schedule, add costs to a contract, impact profitability on a specific job and, in certain circumstances, lead to significant losses. A greater incidence or magnitude of default (including

Management's Discussion and Analysis December 31, 2024	M-34	North American Construction Group Ltd.

cash flow problems) or bankruptcy amongst subcontractors related to economic conditions could also impact results.
•Integration of Acquisitions. The integration of any acquisition raises a variety of issues including, without limitation, identification and execution of synergies, elimination of cost duplication, systems integration (including accounting and information technology), execution of the pre-deal business strategy in an uncertain economic market, development of common corporate culture and values, integration and retention of key staff, retention of current clients as well as a variety of issues that may be specific to us and industry in which we operate. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our future financial results. Likewise, a failure to expand our existing client base and achieve sufficient utilization of the assets acquired could also materially impact our future financial results.
•Insurance. We maintain insurance in order to both satisfy the requirements of our various contracts as well as a corporate risk management strategy. Failure to secure adequate insurance coverage could lead to uninsured losses or limit our ability to pursue certain contracts, both of which could impact results. Insurance products from time-to-time experience market fluctuations that can impact pricing and availability. Therefore, our senior management, through our insurance advisors, monitor developments in the insurance markets so that our insurance needs are met. If any of our third-party insurers fail, refuse to renew or revoke coverage or refuse to cover claims, our overall risk exposure could be materially increased. Insurance risk entails inherent unpredictability that can arise from assuming long-term policy liabilities or from uncertainty of future events. Although we have in the past been able to meet our insurance needs, there can be no assurances that we will be able to secure all necessary or appropriate insurance on a go-forward basis. Insurance premiums or deductibles may also increase, resulting in higher costs to us.
•Commodity Prices. Delays, scope reductions and/or cancellations in previously announced or anticipated projects in the resources and commodities sector could be impacted by a variety of factors, including but not limited to: the prices of commodities; market volatility; the impact of global economic conditions affecting demand or the worldwide financial markets; cost overruns on announced projects; efforts by owners to contractually shift risk for cost overruns to contractors; fluctuations in the availability of skilled labour; lack of sufficient governmental investment or infrastructure to support growth; the introduction or repeal of climate change or environmentally-focused legislation (such as a carbon tax); negative perception of the mining industry and related potential environmental impact; the need for consent from or consultation with Indigenous peoples impacted by proposed projects; and a shortage of sufficient transportation infrastructure to transport production to major markets. Commodities prices are determined based on world demand, supply, production, speculative activities, and other factors, all of which are beyond our control. Investment decisions by some of our customers are dependent on their outlook on long-term commodity prices. If that outlook is unfavourable it may cause delay, reduction or cancellation of current and future projects. Postponements or cancellations of investment in existing and new projects could have an adverse impact on our business and financial condition.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 65% and 78% of our total combined revenue for the years ended December 31, 2024, and 2023, respectively.
•Labour Disputes. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our

Management's Discussion and Analysis December 31, 2024	M-35	North American Construction Group Ltd.

customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The modern awards agreement minimizes the risk of any labour disputes or unrest.
•Supply Chain. The majority of our work depends on mechanical availability and efficient operation of our heavy equipment. Maintaining such equipment in good operating condition requires many specialized parts and components. If the suppliers of those parts and components are unable to supply the same in a timely manner, or if we experience unanticipated rates of failure or other quality issues with the same, we may be required to find alternative suppliers. Alternative sources of supply may be more expensive or may not be available at all within required timeframes depending on the specific parts and components. Failure to obtain parts and components when needed may impact project schedules, add costs to our operations or otherwise impact our profitability due to inefficiencies which could, in certain circumstances, lead to significant losses.
•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a

Management's Discussion and Analysis December 31, 2024	M-36	North American Construction Group Ltd.

possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
•Foreign Operations. We presently operate within Canada, the United States of America and Australia. We may in the future engage in projects in other jurisdictions. International projects can expose us to risks beyond those typical for our activities in our home market, including without limitation, economic, geopolitical, geotechnical, military, repatriation of undistributed profits, currency and foreign exchange risks, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, difficulties in staffing and managing foreign operations, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We evaluate our exposure to unusual risks inherent in international projects and, where deemed appropriate in the circumstances, mitigates these risks through specific contract provisions, insurance coverage and financial instruments. However, there are no assurances that such measures would offset or materially reduce the effects of such risks.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Discussion and Analysis December 31, 2024	M-37	North American Construction Group Ltd.